Exhibit 99.2

The Stars Group Shareholders Approve Resolutions at Shareholder Meeting

TORONTO - May 10, 2018 - The Stars Group Inc. (NASDAQ: TSG; TSX: TSGI) is pleased to announce that all resolutions considered at today’s 2018 annual and special meeting of shareholders were approved by its shareholders.

The resolutions approved by the shareholders present in person or represented by proxy at the meeting were as follows:

•	All director nominees were duly elected or re-elected to The Stars Group’s board of directors:

Name	For Number%	Withheld Number%
Divyesh (Dave) Gadhia	85,876,64999.93%	63,2550.07%
Rafael (Rafi) Ashkenazi	85,932,88999.99%	7,4350.01%
Harlan Goodson*	85,927,78299.99%	12,5420.01%
Alfred F. Hurley, Jr.*	81,258,77594.55%	4,681,1295.45%
David Lazzarato*	85,931,85799.99%	8,4670.01%
Mary Turner*	85,932,69499.99%	7,6300.01%

__________

* Independent

Each director will serve until The Stars Group’s next annual meeting of shareholders or until their respective successors are elected or appointed or they otherwise cease to hold office. Following the meeting, the Board appointed Mr. Gadhia as Executive Chairman of the Board and Mr. Hurley as Lead Director. Mr. Lazzarato and Ms. Turner were each re-appointed and Mr. Hurley was appointed as members of the Audit Committee of the Board. Messrs. Hurley, Gadhia and Goodson were each re-appointed as members of the Corporate Governance, Nominating and Compensation Committee of the Board. Mr. Lazzarato will continue to chair the Audit Committee, and Mr. Hurley will continue to chair the Corporate Governance, Nominating and Compensation Committee.

•

Deloitte LLP, London, England was re-appointed as independent, external auditor of The Stars Group for the ensuing year or until its successor is appointed, and the Board was authorized to fix its remuneration.

•	The proposed amendments to The Stars Group 2015 Equity Incentive Plan and the unallocated awards under such plan, were each approved.

The resolutions voted on at the meeting are described in more detail in The Stars Group’s Management Information Circular, dated April 10, 2018, which was mailed to shareholders and is available on SEDAR at www.sedar.com and Edgar at www.sec.gov. The full report of voting results has been filed on SEDAR at www.sedar.com and furnished on EDGAR at www.sec.gov.

Service as a director on the Board of Directors of The Stars Group may be subject to gaming or other legal and regulatory approval.

About The Stars Group

The Stars Group is a leading provider of technology-based product offerings in the global gaming and interactive entertainment industries. The Stars Group directly or indirectly, including through its Stars Interactive Group division, owns gaming and related consumer businesses and brands, such as PokerStars, PokerStars Casino, BetStars, Full Tilt, and the PokerStars Players No Limit Hold’em Championship, European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour, Asia Pacific Poker Tour, PokerStars Festival and PokerStars MEGASTACK live poker tour and event brands. These brands together have millions of registered customers globally and collectively form the largest poker business in the world, comprising online poker games and tournaments, sponsored live poker competitions, marketing arrangements for branded poker rooms in popular casinos in major cities around the world, and poker programming and content created for television and online audiences. The Stars Group, through certain of these and other brands, also offers non-poker gaming products, including casino and sportsbook. The Stars Group, through certain of its subsidiaries, is licensed or approved to offer, or offers under third party licenses or approvals, its product offerings in various jurisdictions throughout the world, including in Europe, both within and outside of the European Union, Australia, the Americas and elsewhere. In particular, PokerStars is the world’s most licensed online gaming brand, holding licenses or related operating approvals in 17 jurisdictions.

For further information:

For investor relations, please contact: Tim Foran, Tel: +1 437-371-5730, ir@starsgroup.com

For media inquiries, please contact: Eric Hollreiser, Press@starsgroup.com